Exhibit 99.11

CONSENT OF K. KOLIN

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report dated November 2006, entitled “Sao Vicente Technical Report for an Open Pit; Gravity Concentration and Heap Leach Project in Brazil (the “Sao Vicente Report”); and

2.               The annual information form of the Company dated March 20, 2007, which includes reference to my name in connection with information relating to the Sao Vicente Report and the properties described therein.

March 30, 2007

/s/ K. Kolin

K. Kolin